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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

HAWTHORN BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK - $1.00 PAR VALUE

(Title of Class of Securities)

420476103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 5 pages

CUSIP No. 420 476103	Page 2 of 5 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HAWTHORN BANK
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) NOT APPLICABLE (b) NOT APPLICABLE
3.	SEC Use Only
4.	Citizenship or Place of Organization
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 263,078
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 260,697
	8.	Shared Dispositive Power 47,460
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,538
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) BK

Page 3 of 5 Pages

ITEM 1:

(a)	Name of Issuer: Hawthorn Bancshares, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

300 S.W. Longview Blvd.

Lee’s Summit, MO 64081-2190

ITEM 2:

(a)	Name of Person Filing: This Schedule 13G is filed by the Hawthorn Bank (the “Bank”).

(b)	Address of Principal Business Office or, if none, Residence: The business address for the Bank is 132 East High Street, Jefferson City, Missouri 65101.

(c)	Citizenship: The Bank is a state, non-member, banking association organized under the laws of the State of Missouri.

(d)	Title of Class of Securities: Common stock, par value $1.00 per share.

(e)	CUSIP No.: 420476103

ITEM 3:

If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

(a)	(X) Bank as defined in Section 3 (a) (6) of the Act. Income Security Act

ITEM 4:	Ownership (as of December 31, 2012)

(a)	Amount beneficially owned: 310,538 shares.

(b)	Percent of class: The shares identified in paragraph (a) above as being beneficially owned by the Bank represent 6.4% of the 4,839,114 shares outstanding on December 31, 2012.

(c)	Number of shares of which such person has:

(I)	sole power to vote or to direct the vote:

263,078 shares.

Page 4 of 5 Pages

(ii)	shared power to vote or to direct the vote: 0 shares.

(iii)	sole power to dispose or to direct the disposition of: 260,697 shares.

(iv)	shared power to dispose or to direct the disposition of:

47,460 shares.

ITEM 5:	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Of the shares reported in this Schedule 13G, the 310,538 shares reported in this Schedule 13G are held by the Bank as trustee or co-trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation, as to which shares the Bank has sole voting power as to 263,078 shares, shared voting power as to 0 shares, sole investment power as to 260,697 shares, and shared investment power as to 47,460 shares.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9:	Notice of Dissolution of Group.

Not applicable.

Page 5 of 5 Pages

ITEM 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

HAWTHORN BANK

By Hawthorn Bank

BY:	_/s/ Daniel A. Renfrow
Daniel A. Renfrow
Vice President & Sr. Trust Officer